Troutman Pepper Hamilton Sanders LLP

401 9th Street, NW, Suite 1000

Washington, DC 20004

Thomas M. Rose

Partner

757-687-7715

thomas.rose@troutman.com

January 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Celeste Murphy, Margaret Schwartz, Jenn Do and Lynn Dicker

Re:	Charlotte’s Web Holdings, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed December 22, 2021 File No. 000-56364

Ladies and Gentlemen:

On behalf of our client, Charlotte’s Web Holdings, Inc. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated January 7, 2022 (the “Staff Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (File No. 000-56364) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects changes made in response to the Staff Letter and certain other changes. We understand the Staff is working remotely at this time given the continuing COVID-19 pandemic, and we, therefore, have not mailed to the Commission’s offices any copies of this response letter or marked copies of Amendment No. 2 showing all changes from the Registration Statement. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Securities and Exchange Commission

January 24, 2022

Amendment No. 1 to Registration Statement on Form 10-12G, Filed December 22, 2021

Business

Public Benefit Corporation Status, page 1

1.	We note your response to our prior comment number 2. Please revise the disclosure on page 1 to expressly discuss how there may be uncertainty as to how a court will view directors’ balancing of potentially competing interests as a public benefit company, as you do in your response letter.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No 2. The Company has also expanded its discussion of this uncertainty in its Risk Factors on page 72.

Business of the Company, page 14

2.	We note your response to our prior comment number 10. Please revise page 26 to state the metrics used for calculating these market share positions, such as data from retail checkout systems employing UPC-coded scanners.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No 2.

Description of the Registrant’s Securities to be Registered, page 147

3.	We note your response to our prior comment number 21. Please revise to expressly disclose whether your forum selection provision is intended to apply to actions arising under the Securities Act and the Exchange Act.

RESPONSE:

As previously disclosed, the Company notes that it is uncertain how its forum selection provision would apply to actions arising under U.S. federal securities laws. In response to the Staff’s comment, the Company has revised its disclosure on page 149 to note that the provision is not explicitly intended to apply to, nor is it specifically directed at, actions arising under U.S. federal securities laws. However, the Company also notes that the provision does not explicitly state that actions arising under U.S. federal securities laws are excluded from the application of the provision.

Charlotte’s Web Holdings, Inc. Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019

2. Summary of Significant Accounting Policies and Use of Estimates

Cultivation Liabilities, page F-12

4.	Please address the following regarding your response to prior comment 22:

•	Explain to us why no cultivation liability was incurred for the 2020 hemp harvest.

Securities and Exchange Commission

January 24, 2022

RESPONSE:

No cultivation liability was incurred for the 2020 hemp harvest as there was minimal hemp grown with third-party farming operators due to sufficient quantities on hand of harvested hemp inventory and the resulting minimal crops did not trigger additional liabilities per the terms of the agreements. In response to the Staff’s comments, the Company has modified the disclosure on page F-12 of Amendment No. 2.

•	Revise to explain the nature of and reason for the settlement reductions recorded in 2020.

RESPONSE:

Per the terms of the agreements with third-party farming operators, the Company can reduce the settlement amount of cultivation liabilities for harvested hemp outside of quality specifications. In response to the Staff’s comments, the Company has modified the disclosure language on page F-12 of Amendment No. 2. In the Cultivation Liabilities footnote on page F-27 and F-47 of Amendment No. 2, the Company noted the settlement reductions of $2,073 were recognized for the year ended December 31, 2020 and settlement reductions of $543 were recognized for the nine months ended September 30, 2021.

•	Explain why there is no interest expense for 2019.

RESPONSE:

For the year ended December 31, 2019, interest expense on Cultivation Liabilities was considered de minimis.

•	Tell us whether you entered into a third party farming agreement for the 2021 hemp harvest and whether you intend to enter such agreements for future hemp harvests. We note, for example, the announcement in November 2021 (page 13) of the completion of the harvest of your first ever international crop in Canada.

RESPONSE:

The Company did not enter into a third-party farming agreement of this nature for 2021 and currently does not intend to in the future. In response to the Staff’s comments, the Company has modified the disclosure language on page F-12 of Amendment No. 2. The agreement with the third-party farming operator for the first international crop in Canada is subject to different terms than the agreements with third-party farming operators in the U.S. that resulted in recognition of the Cultivation Liabilities. Further, it is noted that the agreement in 2021 with the third-party farming operator in Canada is insignificant pursuant to Rule 5-02.8 of Regulation S-X , as such, it is not disclosed separately on the face of the balance sheets or disclosed in the footnotes thereto.

Securities and Exchange Commission

January 24, 2022

•	Finally, as previously requested, please provide a rollforward of the liability for the interim periods presented.

RESPONSE:

In response to the Staff’s comments, a rollforward of the liability has also been added to Note 6. Cultivation Liabilities on F-47 for the interim periods presented.

Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Thomas M. Rose
Thomas M. Rose, Esq.
Troutman Pepper Hamilton Sanders LLP

cc:	Wessel Booysen, Chief Financial and Operating Officer, Charlotte’s Web Holdings, Inc.
Stephen Rogers, Executive Vice President – General Counsel and Corporate Secretary
Charlotte’s Web Holdings, Inc.